UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                                 FORM 6-K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2000

                             NELVANA LIMITED

                           32 Atlantic Avenue
                             Toronto, Ontario
                                  M6K 1X8

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F         Form 40-F    X
                               -------           ------

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes         No     X
                              ---          ---

          [If "Yes" is marked, indicate below the file number assigned to the
      registrant in connection with Rule 12g3-2 (b): 82-                    ]
                                                        -------------------








                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 27, 2000                  By: /s/ Harriet F. Reisman
                                           -------------------------
                                           Name:  Harriet F. Reisman
                                           Title: Senior Vice President,
                                                    General Counsel
                                                    and Corporate Secretary









              Schedule of Information Contained in this Report:
              ------------------------------------------------


      1. The English language press release of the Registrant announcing acquisition of the Registrant by Corus
	Entertainment, Inc.












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